UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AerSale Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00810F106

(CUSIP Number)

James Fry

255 Alhambra Circle, Suite 435

Coral Gables, FL 33134

(305) 764-3200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00810F106	13D	Page 1 of 6 pages

1	Names of Reporting Persons Enarey, LP
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,356,127
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,356,127

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,356,127
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%
14	Type of Reporting Person PN

CUSIP No. 00810F106	13D	Page 2 of 6 pages

1	Names of Reporting Persons Enarey, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,356,127
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,356,127

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,356,127
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%
14	Type of Reporting Person OO

CUSIP No. 00810F106	13D	Page 3 of 6 pages

1	Names of Reporting Persons Nicolas Finazzo
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 7,000
	8	Shared Voting Power 4,366,127
	9	Sole Dispositive Power 7,000
	10	Shared Dispositive Power 4,366,127

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,373,127
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.4%
14	Type of Reporting Person IN

CUSIP No. 00810F106	13D	Page 4 of 6 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on August 22, 2023 (as amended to date, the “Schedule 13D”), relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of AerSale Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Performance-Based Restricted Stock Units

On March 31, 2022, the Issuer awarded Enarey, LP, on behalf of Mr. Finazzo, 1,200,000 performance-based restricted stock units, which vested as to one-third on December 22, 2022, and the remaining two-thirds will vest on December 22, 2023. As a result, the Reporting Persons may be deemed to beneficially own 800,000 shares of Common Stock underlying restricted stock units will vest within 60 days of the date herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 51,328,800 shares of Common Stock outstanding as of August 4, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Enarey, LP	4,356,127	8.4%	0	4,356,127	0	4,356,127
Enarey, LLC	4,356,127	8.4%	0	4,356,127	0	4,356,127
Nicolas Finazzo	4,373,127	8.4%	7,000	4,366,127	7,000	4,366,127

CUSIP No. 00810F106	13D	Page 5 of 6 pages

The share amount reported herein consists of (i) 3,556,127 shares of Common Stock held of record by Enarey, LP, (ii) 800,000 shares of Common Stock underlying restricted stock units held of record by Enarey, LP that will vest within 60 days of the date herein, (iii) 7,000 shares of Common Stock held of record by Mr. Finazzo and (iv) 10,000 shares of Common Stock held of record by Mr. Finazzo’s daughter. Mr. Finazzo is the sole member and manager of Enarey, LLC, which is the sole general partner of Enarey, LP. Accordingly, all of the shares held of record by Enarey, LP may be deemed to be beneficially held by Mr. Finazzo and Enarey, LLC.

(c)	During the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 00810F106	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2023

Enarey, LP
By: Enarey, LLC, its sole general partner

By:	/s/ Nicolas Finazzo
Name:	Nicolas Finazzo
Title:	Sole Member and Manager

Enarey, LLC

By:	/s/ Nicolas Finazzo
Name:	Nicolas Finazzo
Title:	Sole Member and Manager

By:	/s/Nicolas Finazzo
Name:	Nicolas Finazzo